8-67908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 01/01/2011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilton Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11024 N 28th Drive #170
(No. and Street)

Phoenix (City) | Arizona (State) | 85029 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack W. Hilton - (602) 375-8951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maastricht, Michael
(Name – *if individual, state last, first, middle name*)

10640 N 28th Drive #C-20 (Address) | Phoenix (City) | Arizona (State) | 85029 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/15

OATH OR AFFIRMATION

I, Jack W. Hilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilton Securities Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lindsey J. Vance
Notary Public - Arizona
Maricopa County
My Commission Expires
July 29, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILTON SECURITIES CORPORATION

(a development stage company)

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2011 and 2010

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

To the Stockholder
Hilton Securities Corporation (a development stage company):

We have audited the accompanying balance sheets of Hilton Securities Corporation, (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 2011 and 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Securities Corporation (a development stage company) as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Maastricht, CPA

Phoenix, Arizona
February 18, 2011

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Hilton Securities Corporation
(a development stage company)

Balance Sheets
December 31, 2011 and 2010

ASSETS

	2011	2010
Current assets:		
Cash	$ 37,385	40,684
Prepaid expenses	716	139
Prepaid income taxes	1,681	1,681
Total current assets	39,782	42,504
Deferred tax asset	408	-
	$ 40,190	42,504

STOCKHOLDER'S EQUITY

	2011	2010
Current assets:		
Accounts payable	$ 229	-
Total current liabilities	229	-
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding.	20,000	20,000
Additional paid in capital	10,000	10,000
Retained earnings	9,961	12,504
Total stockholder's equity	39,961	42,504
	$ 40,190	42,504

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Expense reimbursement	$ 7,418	21,003
	7,418	21,003
Expenses:		
Regulatory fees	2,959	3,051
Office expenses	6,410	7,149
	9,369	10,200
Net (loss) income before provision for Federal and state income taxes	(1,951)	10,803
Provision for Federal and state income taxes	408	(2,251)
Net income (loss)	$ (1,543)	8,552

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statements of Stockholder's Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 20,000	10,000	3,952	33,952
Net income			8,552	8,552
Balance, December 31, 2010	20,000	10,000	12,504	42,504
Dividend			(1,000)	(1,000)
Net income			(1,543)	(1,543)
Balance, December 31, 2011	$ 20,000	10,000	9,961	39,961

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ (1,543)	8,552
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses	(577)	(139)
Increase in prepaid taxes	-	(1,681)
Increase in deferred tax asset	(408)	-
Increase in accounts payable	229	
Decrease in income taxes payable	-	(1,048)
Net cash provided (used) by operating activities	(2,299)	5,684
Cash flows from investing activities:		
Dividend paid	(1,000)	-
Net cash used by investing activities	(1,000)	-
Net increase (decrease) in cash	(3,299)	5,684
Cash at beginning of year	40,684	35,000
Cash at end of year	$ 37,385	40,684

See accompanying notes.

HILTON SECURITIES CORPORATION
(a development stage company)

Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in April, 2008 to operate as a broker dealer marketing investments in partnerships and limited liability companies engaged in real estate activities primarily in Arizona. There has been little activity since inception due to a weak economy. The Company anticipates an increase in economic activity in the coming year.

Advertising costs:

The Company generally expenses the cost of its advertising as of the date the advertisements take place. There are no deferred advertising expenses.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

(2) Income taxes:

The provision for Federal and state income taxes consists of the following:

	Federal	State	2011 Total	2010
Current	$ -	-	-	2,251
Deferred	(272)	(137)	(409)	-
	$ (272)	(137)	(409)	2,251

The deferred tax asset of $409 at December 31, 2011 results from a net operating loss carryforward. The net operating loss carryforward of $1,951 expires in 2026

(3) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. Under FINRA's formula, the Company must maintain a net worth of $5,000 as of December 31, 2011.

(4) Subsequent Events

The entity did not have any additional subsequent events through February 18, 2012, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2011.

Hilton Securities Corporation
(a development stage company)

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Stockholder's equity (capital) per balance sheet at December 31, 2011	$ 39,961
Less not allowable assets:	
Cash in CRD account	558
Net capital for NASD requirement purposes as of December 31, 2011	39,403
Net capital required	5,000
Net capital in excess of amount required	$ 34,403

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Hilton Securities Corporation (a development stage company)::

In planning and performing our audit of the financial statements of Hilton Securities Corporation, (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including the consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Maastricht, CPA

Phoenix, Arizona
February 18, 2011